UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								June 8, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Registration Statement on Form S-1
   Filed May 8, 2007
   File No. 333-142729

Dear Mr. Tan:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please provide further information regarding the factors you considered in determining that you might need $93,000,000 in the trust fund to effect the business combination contemplated by the registration statement.

2. We note the disclosure in several places in the registration statement that you will not consummate an initial business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the initial business combination and exercise their conversion rights. Please advise us whether in the company`s view the 30% threshold could be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.
3. Please tell us if you contemplate registering your securities with any state agencies, identifying such agencies. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.
4. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.
5. We note a number of blank spaces throughout the registration statement. Please fill in the information that can currently be obtained and then update as necessary.

6. We note the statement on page 72 that the officer and directors intend to purchase 687,500 units in this offering. Please advise us of the participants, timing and terms of the intended purchases. Provide a detailed analysis of the application of Regulation M to such purchases and explain the extent to which you believe the purchases are exempt from or otherwise not subject to Regulation M.

Cover Page of Prospectus
7. Please verify all contact information and correct as necessary.

Prospectus Summary

8. Revise the first paragraph under the introduction on page one to identify the "certain persons" and "limited number of potential target businesses."

9. Similarly revise the first full paragraph on page two to provide a list identifying each "portfolio company."

10. Please revise the discussion of the fairness opinion in the first full paragraph on page two to disclose whether shareholders will be able to read and rely on the fairness opinion.

Limited payment to insiders, page 7
11. Please clarify whether there is any limit on the amount of expenses related to the offering and the completing of a business combination that may be reimbursed.

12. We note the statement on page eight that you established a 30% threshold to be more "competitive." Please clarify how this less stringent conversion threshold makes you competitive, describe the effect this has on shareholder protections, and explain the purpose of the 20% conversion feature in traditional SPAC offerings. In terms of being "competitive," it appears that the ability to consummate a transaction despite shareholder disapproval in excess of what would be permissible in a traditional SPAC may be viewed negatively by potential investors seeking shareholder protections consistent with traditional SPAC offerings. As such it appears that the higher threshold may make you less competitive with respect to such potential investors. Please revise accordingly.

Liquidation if No Business Combination, page 10
13. Please revise page 10 to elaborate on your use of the term "promptly" in light of your statement on pages 17-18 that it is your intention to make liquidating distributions to your stockholders within 10 business days after the 24 month period.
14. Please revise to address the business reasons for existing stockholders` decision to purchase your shares through an affiliated entity.
15. We note your statement on page 16 that you believe your directors and executive officer "are of substantial means and capable of funding a shortfall in our trust account." Please explain the basis of this statement. Please also disclose any and all steps the company has taken to asses whether your executive officer and your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.
16. Please expand the discussion of the officer`s and directors` obligations to clarify the obligation of the company to bring a claim against the officer and directors to enforce their liability obligations. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Risk Factors, page 15

17. Please add a risk factor that addresses the lack of an audit committee during the time, possibly two years, preceding any approved and completed business transaction.

Risks associated with our business, page 15
18. We note your disclosure "that the per share liquidation will likely be less than $8.00 . . . ."  (underline added).  Please explain under what circumstances the per share liquidation would not
be less than $8.00.
19. We note the first risk factor on page 17 regarding the 30% threshold. Please include a risk factor under a separate heading that addresses the greater probability that the company will consummate a business combination with which shareholders do not agree.
20. Please revise the full paragraph on page 16 and the reference to
"the likelihood of our directors having to indemnify the trust" to address whether the company`s belief regarding management`s ability to fund a shortfall is based on the assumption that any shortfall would be minimal. Include an approximate dollar amount when using the term minimal.
21. Please identify in greater detail within that same paragraph the
"insider letters" to which you refer on page 16, and state that they
are filed as exhibits 10.1 and 10.2.
22. Please supplement your discussion under the caption "Our determination of the offering price of our units and of the aggregate amount of proceeds we are raising in this offering was more
arbitrary
than would typically be the case . . . ."on page 19 to address the specific risks to investors stemming from the professed arbitrary nature of your offering price.

23. We note the first risk factor on page 21 relating to potential conflicts. We note also that on page 70 you state that to the extent your directors and/or advisors "identify business opportunities that may be suitable for companies on whose board of directors they may sit, they will honor those fiduciary obligations. Accordingly, they may not present opportunities to us that otherwise may be attractive to us, unless the companies on whose board of directors they may sit have declined to accept such opportunities." Please supplement your risk disclosure to provide greater information on potential conflict, including conflict created by fiduciary obligations, and whether you have any written policies covering potential conflicts.

24. We note your disclosure on page 24 that "Any shares of common stock acquired by existing stockholders in this offering or by existing stockholders in the open market after this offering will be considered as part of the holding of the public stockholders and will have the same voting rights as other public stockholders with respect to a potential business combination, except that our executive officer and directors have agreed to vote such shares in favor of any business combination we propose to our stockholders. Accordingly, they may vote on a proposed business combination with respect to shares acquired by them in this offering or in the open market in any way they choose, but will not be able to exercise redemption rights with respect to a potential business combination." Please clarify whether your executive officer and directors can vote any way they chose or must vote in favor of any business combination you propose to your stockholders. Please revise as necessary throughout the filing, including, but not limited to, also under your discussion of conflicts of interest on page 71.

Risks associated with our acquisition of a target business in the PRC, page 24

25. Please clarify whether the U.S. entered into the Protocol of Avoidance of Double Taxation within the PRC.
26. Please state whether your taxation discussion is based on an opinion of tax counsel, and if so identify the tax counsel and its opinion.

If we acquire a business located in the PRC and we re-incorporate in a foreign jurisdiction, page 29
27. Please revise to address the possible adverse tax consequences if you are determined to be a passive foreign investment company.

Risks associated with this offering, page 30
28. Please revise the risk factor on page 33-34 to clearly describe the effect of a state administrator`s decision under the North American Securities Administration Association`s policies to disallow the offering. For example, it is unclear if disallowance would merely mean that the common shares would be non-transferable, or whether the offering would have to be unwound or subject to rescission rights or otherwise.


If you are not an institutional investor, page 34
29. Please revise to state when and how you will tell investors which, if any, state agencies have received applications for the registration of your securities.

Use of Proceeds, page 36
30. We note your statement on page 39 that "the role of present management after a business combination is uncertain. . . ."
Please
discuss in greater detail in an appropriate place the company`s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail whether the company intends to request that the company`s management and/or directors will be able to maintain their positions with the company post-business combination.
Address whether the officers and/or directors will take retaining their positions into consideration in determining which acquisition to pursue.

Dilution, page 40
31. The 3,125,000 shares outstanding from existing shareholders appears to be inconsistent with the 3,593,750 shares outstanding disclosed in the financial statements. Note 10 on F-13 states 468,750 additional shares were issued in a 1.15 to 1 stock split and therefore should be shown as issued shares throughout the registration statement. Please revise.


Proposed Business, page 46
32. Please revise to include, under a separate subheading, a discussion that clarifies how the company may acquire a business through contractual arrangements. Your revised disclosure should identify the "subsidiaries and/or affiliates" referenced on page 25.
Also, you currently reference "Chinese companies holding the licenses required to engage in the specific industry" without explaining the types of licenses, industry or the market reasons that would prevent you from using other means to engage in the industry. Please revise accordingly.
33. Please explain the significance of structuring a business transaction in this way, including a comparison of such a transaction with a traditional acquisition of target assets or equity. Your comparison should explain the principal limitations of a contractual transaction and identify any protections and rights associated with a traditional acquisition that would not be available to the company under a contractual transaction. Please revise the third risk factor on page 25 consistent with this comment.
34. We note the reference to conflicts on page 47. We also note that the founders and management are affiliated with various portfolio companies and investment-related firms that hold investments in various entities and Chinese companies. We also note your statement on page 71 that you have agreed "not to consummate a business combination with an entity which is affiliated with any of [the] existing stockholders" except under certain circumstances. Please revise page 47 and where appropriate to discuss in more detail whether Stone Tan may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from such banking firms or an affiliate thereof, and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm`s-length basis.
35. We note that officers and directors have varying experience with investment companies in China. In light of their ongoing involvement with these firms, and the company`s stated intent to focus on acquisition candidates in China, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied.
36. In light of the fact that each founder and member of management may be looking at the same companies with respect to both Stone Tan and other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Stone Tan and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Stone Tan.
37. In this regard, revise the risk factor "Our executive officer and directors" on pages 34 and 35 and the reference to the executive officer and directors being "unaware of any such actual or potential transaction" to indicate whether or not they are aware of any such actual or potential transaction in a capacity other than as a member of management or investor in Stone Tan. For example, if one of the executive officer or directors is aware of any such actual or potential transaction in his capacity as an investor or affiliate of such entity, revise to identify and describe such actual or potential transaction.

Sources of Target Businesses, page 53
38. We note that you will not pay any of your existing executive officer, directors, or their affiliates any finder`s fee, retainer or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finders` fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your existing executive officer, directors, or their affiliates` pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Liquidation if No Initial Business Combination, page 57
39. You state that you "anticipate" notifying the trustee of the trust account to begin liquidating such assets promptly in the event of a liquidation. It is unclear if there are circumstances that you believe may prevent you from promptly notifying the trustee. Please revise to state, if true, that the instruction will be given promptly or explain the circumstances that may prevent you from promptly notifying the trustee.
40. Please supplement your discussion to detail how the liquidated company will pay or make reasonable provisions to pay all claims and obligations, provide compensation for any claim against the company that is the subject of a pending action, suit or proceeding to which the company is a party.
41. Please provide the basis of your estimation that the costs of liquidation and dissolution are "anticipated to be no more than approximately $25,000".

Management, page 66

42. We note that Mr. Stone is a member of the board but not management. Please revise to address the use of "Stone" in the company`s name and discuss the anticipated, relative contributions of
Messrs. Stone and Tan to the company`s operations and financing, including after consummating a business transaction.
43. We note the bracketed reference in the description for Mr. Guangsheng Zhang on page 67. Please update as appropriate.
Please
also supplement the description of Mr. Zhang`s employment history to identify his occupation, employment and/or activity since October 2005.
44. Please revise to clarify on what basis you believe that you may rely on the expertise and assistance of the advisors. Disclose whether or not you have any written agreements with them, state, if true, that they are not obligated to provide any advice or assistance to you, and discuss any arrangements or understandings regarding compensation or the reimbursement of expenses.

Executive Compensation, page 67
45. We note that the underwriter`s option to purchase units at $10 is
"additional compensation." Please revise to address whether the purchase of units by management and founders at significantly below the proposed public offering price, which is $2 less than the underwriter`s per-unit price, may be deemed compensation. To the extent your belief is based on case law or regulations, identify such sources in your response.

Principal Stockholders, page 72
46. Please provide the full name for Mr. T.S. Tan and identify any active role he will have in regard to Stone Tan China Acquisition
Corp.

Financial Statements

General
47. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.


Financial Statements, page F-2
48. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Item 15. Recent Sales of Unregistered Securities
49. Please revise to state the number of persons who purchased and will purchase securities in the transactions you identify.

Item 16 Exhibits
50. Please file the indicated opinion of Loeb & Loeb LLP. We may have further comments regarding this exhibit after it has been filed.

Item 17. Undertakings
51. Please revise to provide the undertakings in sections (a)(1)-
(3)
and (6) of Item 512.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters. Please contact Jack A. Guggenheim at (202) 551-3523 or James Lopez, who supervised the review of your filing, at (202) 551-3536 with any other questions.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706






Mr. Richard Tan
Stone Tan China Acquisition Corp.